UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58581/ September 18, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13134

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In the Matter of   :
                                                      :   ORDER MAKING FINDINGS AND
SUNBASE ASIA, INC. (N/K/A CENTIRE   :   IMPOSING REMEDIAL SANCTIONS
  INTERNATIONAL, INC.),   :   BY DEFAULT AS TO FOUR
SUPPLY CHAIN SERVICES, INC.,   :   RESPONDENTS
SUSTAINABLE DEVELOPMENT   :
  INTERNATIONAL, INC. (N/K/A   :
  CLEAN ENERGY, INC.),   :
SWI STEELWORKS, INC. (F/K/A/ ESC   :
  ENVIROTECH SYSTEMS CORP.),   :
and SYMPHONY TELECOM CORP.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on August 15, 2008, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all
Respondents were served with the OIP by August 25, 2008. Under the terms of the OIP,
Respondents were required to file Answers within ten days after service of the OIP. See 17
C.F.R. 201.220(b); OIP at 3. Sunbase Asia, Inc. (n/k/a Centire International, Inc.) settled with
the Commission. See Sunbase Asia, Inc., Exchange Act Release No. 58493 (September 9,
2008). Respondents Supply Chain Services, Inc. (Supply Chain), Sustainable Development
International, Inc. (n/k/a Clean Energy, Inc.) (Sustainable), SWI Steelworks, Inc. (f/k/a ESC
Envirotech Systems Corp.) (SWI), and Symphony Telecom Corp. (Symphony) failed to file
Answers within the time permitted by the OIP and also failed to appear at a September 16, 2008,
telephonic prehearing conference.

        On September 9, 2008, the Division filed a Motion for Default (Motion) against Supply
Chain, Sustainable, SWI, and Symphony. As relief, the Division requested that the registrations
of their securities registered pursuant to Section 12 of the Exchange Act be revoked.

        Supply Chain, Sustainable, SWI, and Symphony are in default for failing to appear at a
scheduled prehearing conference, to file an Answer to the OIP, to respond to the Division's
Motion within the time provided, or to otherwise defend the proceeding. See Rules 155(a)(1)-
(2), 220(f), and 221(f) of the Commission's Rules of Practice. Accordingly, the following
allegations of the OIP are deemed to be true.

Supply Chain (CIK No. 1086239) is a void Delaware corporation located in Kowloon, Hong Kong, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Supply Chain is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $528,105 for the prior six months.

Sustainable (CIK No. 1075999) is a defaulted Nevada corporation located in Edmonton, Alberta, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Sustainable is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended October 31, 2000. As of November 26, 2007, the company's common stock (symbol CLER) was traded on the over-the-counter markets.

SWI (CIK No. 906455) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). SWI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended December 31, 1992.

Symphony (CIK No. 701304) is a void Delaware corporation located in Brampton, Ontario, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Symphony is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $969,553 for the prior three months. As of December 3, 2007, the company's common stock (symbol SYPY) was traded on the over-the-counter markets.

Supply Chain, Sustainable, SWI, and Symphony have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance, requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Rule 13a-16 requires certain foreign private issuers to furnish quarterly reports and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Supply Chain, Sustainable, SWI, and Symphony failed to comply with Exchange Act Section 13(a) and Rules 13a-1, 13a-13, or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Supply Chain Services, Inc., Sustainable Development International, Inc. (n/k/a Clean Energy, Inc.), SWI Steelworks, Inc. (f/k/a ESC Envirotech Systems Corp.), and Symphony Telecom Corp., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge